UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT AND CARLYLE: MEMORANDUM OF UNDERSTANDING FOR THE SALE OF FIATAVIO’S AEROSPACE OPERATIONS

At the end of a first phase of negotiations, Fiat and the Carlyle Group signed a memorandum of understanding for the sale of all the aerospace operations of FiatAvio.

Exclusive due diligence activities will begin in the next few days and will last approximately five weeks.

Negotiations with Carlyle are based on an enterprise value of 1.6 billion euros. Once the necessary resolutions will have been passed, Finmeccanica will also participate in the negotiations as an industrial partner.

FiatAvio has 14 facilities, 9 research centers and over 5,000 employees. In 2002 the company reported revenues of 1,534 million euros and an operating income of 210 million euros.

Turin, April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney